U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36885

Tantech Holdings Ltd.

 (Registrant’s name)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Appointment of New CEO

On November 19, 2019, Zhengyu Wang, the Registrant’s CEO and Chairman approached the Board of Directors (“Board”) with a proposal to separate the role of CEO from that of Chairman of the Board. The Board unanimously agreed that separation of the roles is in the best interest of the Company and its shareholders. In connection with that proposal, Mr. Wang tendered his resignation as CEO while continuing to serve as Chairman of the Board. The resignation is effective December 6, 2019 and is not due to any disagreements with the Registrant. Also on November 19, 2019, the Board appointed the Registrant’s current COO, Wangfeng Yan, to serve as the CEO. The appointment is effective December 6, 2019. In connection with such appointment, Mr. Yan has resigned as a COO.

Wangfeng Yan has been the Registrant’s COO since March 1, 2018. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as COO, Mr. Yan was in charge of production management for Tantech Bamboo and Zhejiang Tantech Energy Tech Co., Ltd. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned his Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou. The Board appointed Mr. Yan as the CEO because he has rich experiences in the business and operations of the Registrant.

Appointment of New COO

In connection with the appointment of Wangfeng Yan as the new CEO and the resignation of Wangfeng Yan as the COO, on November 19, 2019, the Board appointed Mingqin Dong as the succeeding COO. The appointment is effective on December 6, 2019.

Mingqin Dong has been the Chairman and the general manager of Shangchi Automobile Co., Ltd., the Registrant’s 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of the Registrant. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University. The Board appointed Mr. Dong as the COO because he has rich experience in the electric vehicle industry and the Registrant plans to expand the new energy vehicle market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: December 6, 2019	By:	/s/ Weilin Zhang
	Name:	Weilin Zhang
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer